EXHIBIT 99.1

Asset Portfolio Briefing: First Gold Production at Cuiú Cuiú, Imminent Gold Production at Amulsar, and Other Positive Updates

MONTRÉAL, Sept. 23, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties,” or the “Company”) (OR: TSX & NYSE) is pleased to provide the following select producing, development and exploration asset updates. Amounts presented are in United States dollars, except where otherwise noted.

Select Producing Asset Update Summaries

For additional details on select royalties and streams, please refer to OR Royalties’ 2026 Asset Handbook (link)

  Cuiú Cuiú (Cabral Gold Inc. (“Cabral”)) – First gold produced at Cuiú Cuiú on September 10, 2026, with mine ramp-up to commercial production expected in the fourth quarter of 2026. A recent C$45 million strategic investment by Alpayana S.A.C. into Cabral will help accelerate the Phase 1 oxide mine, as well as development work on the conceptual Phase 2 hard-rock gold project. OR Royalties owns a 1.0% net smelter return (“NSR”) royalty on Cuiú Cuiú.

  Amulsar (United Gold) – First gold production at Amulsar is imminent with the mine’s ramp-up toward commercial production still on track for the first half of 2027. OR Royalties, through its wholly-owned subsidiary OR Royalties International Ltd. (“ORI”), owns a gold stream and a silver stream on Amulsar. ORI will purchase (i) refined gold (“Au”) equal to 3.34% of payable Au produced from the mine until delivery of ~82.3 thousand ounces (“koz”) Au (1.31% of payable Au thereafter), and (ii) refined silver (“Ag”) equal to 49.22% of payable Ag produced from the mine until delivery of ~1.03 million ounces (“Moz”) Ag (19.69% of payable Ag thereafter). First stream payments to ORI under the Au and Ag streams are expected late 2027, or the first half of 2028 (Au and Ag price dependent).

  CSA (Harmony Gold Mining Company Limited (“Harmony”)) – Harmony provided Financial Year 2027 (“FY27”) CSA copper production guidance of 28-30 thousand tonnes (“kt”) copper (“Cu”). Harmony is targeting a production run rate of 40kt Cu per annum by FY29. An updated Mineral Reserve Estimate increased contained copper inventory when compared to the previous Mineral Reserve Estimate. ORI currently owns a 100% Ag stream and a 3.0% Cu stream at CSA.

  Dalgaranga (Ramelius Resources Limited) – Underground mined tonnage and grades continue to increase: the June 2026 Quarter saw a total of 115kt of ore mined at an average grade of 5.95 grams per tonne (“g/t”) Au from the Never Never underground mine. OR Royalties owns a 1.44% gross revenue (“GR”) royalty on Dalgaranga and a 1.08% GR royalty on some regional tenements (including the Melville project, where OR Royalties owns an additional 1.0% NSR royalty).

  Bralorne (Talisker Resources Ltd. (“Talisker”)) – In late August, Talisker reported the successful loading and departure of its first ore shipment to Taiwan as part of Talisker’s direct shipping ore strategy at Bralorne. As of August 31, 2026, Bralorne has produced approximately 4.9koz Au from 19,014 tonnes mined at an average grade of 7.99 g/t Au. Results from the Bralorne preliminary economic assessment (“PEA”) were released on September 21, 2026 and contemplated a gradual ramp-up in production during a four-year permitting and construction period, during which rates grow from about 350 tonnes per day (“tpd”) to 1,500tpd at the start of mill commissioning. Following the start of commercial production, the mining rate increases up to a maximum of 2,875tpd for an average of 2,700tpd over the next 14 years. Average annual gold production from the start of mill commissioning in 2031 is expected to be 110koz. OR Royalties owns a 1.7% NSR royalty on Bralorne and the surrounding property. OR Royalties received its first royalty payment from Talisker in April 2025.

Select Development Asset Update Summaries

  Cariboo (Osisko Gold Group Inc. (“OGG”)) – September 14, 2026 announcement of positive formal construction decision on the Cariboo Gold Project made by OGG’s Board of Directors, with first gold pour expected in the first quarter of 2029 and commercial production in the second half of 2029. OGG also provided a go-forward capital obligation update for Cariboo of C$990 million, supported by total available and proposed estimated sources of capital of up to C$1,637 million, including C$837 million in cash & equivalents as of September 14, 2026. OR Royalties owns a 5.0% NSR royalty on Cariboo.

  Windfall (Gold Fields Limited (“Gold Fields”)) – Early June signing of the Impact Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government and the Grand Council of the Crees (Eeyou Istchee). Gold Fields continues to await a recommendation for the issuance of the Environmental Impact Assessment (“EIA”) from the Environmental and Social Impact Review Committee of Québec. Based on engagements with the Government of Québec and the Cree Nation Government, EIA approval is still expected in the second half of 2026, followed by first production in the first half of 2029. OR Royalties owns a 2.0-3.0% NSR royalty on the Windfall project and the surrounding property.

  Hermosa/Taylor (South32 Ltd.) – The US Forest Service released the Final Record of Decision (“ROD”) for the “Hermosa Critical Minerals Project”, which completes the federal National Environmental Policy Act (“NEPA”) process needed for Hermosa’s ancillary infrastructure development on National Forest Service land following years of environmental study. First production from the Taylor zinc-lead-silver deposit scheduled for the first half of 2028. Zinc prices are currently trading close to four-year highs. OR Royalties owns a 1.0% NSR royalty on zinc and lead sulfide ores produced at Hermosa.

  South Railroad (Equinox Gold Corp.) – The United States Bureau of Land Management has issued a positive ROD for the South Railroad project in Nevada, marking completion of federal permitting under the NEPA process. With the ROD now issued, early works construction at South Railroad has begun; first production is scheduled for the first half of 2028. ORI owns a 100% Ag stream at South Railroad.

  San Antonio (Axo Metals Corp.) – The Mexican Federal Environmental Department issued a positive decision approving the Environmental Impact Statement for the San Antonio gold project located in the State of Sonora. This landmark approval grants the primary authorization required for the construction and operation of the mine. ORI owns a 7.15% precious metals stream (Au and Ag) at San Antonio.

  White Pine North (White Pine Copper LLC (“WPC”)) – September 21, 2026 announcement of Pre-Feasibility Study results from White Pine North (“WPN”), including a Probable Mineral Reserve of 137.9 million tonnes (“Mt”) grading 1.04% Cu and 16.02 g/t Ag, and a 26-year mine plan with steady-state production of 5.4Mt of ore per year and more than 45kt of payable Cu per year. All major permit applications have been submitted for review by the Michigan Department of Environment, Great Lakes, and Energy. WPC is targeting a Final Investment Decision in the second half of 2027 and commercial production in 2030. OR Royalties currently owns a 1.5% NSR royalty on Cu production from WPN. OR Royalties also currently owns a sliding scale royalty on silver production at WPN at a rate of 12.5% which increases to 15% at a copper price at or above $4.50 per pound Cu and further increases by 5% for every $0.075 per pound increment in copper price to a maximum of 100%.

  Eagle (PricewaterhouseCoopers (“Receiver”)) – The Receiver confirmed in early July that the exclusivity period would be extended by an additional 90 days to allow Boroo Pte Ltd. to continue its due diligence, negotiate the terms of a potential purchase agreement and continue discussions with the Yukon Government and the First Nation of Na-Cho Nyäk Dun on the key agreements required for the sale of the Eagle Gold Mine to proceed. OR Royalties owns a 5.0% NSR royalty on Eagle.

Select Exploration Asset Update Summaries

  Glenburgh (Benz Mining Corp. (“Benz”)) – Closing of an A$150 million private placement to accelerate the current 450,000-metre (“m”) drill program; an initial Mineral Resource Estimate is targeted for the first half of 2027. Benz has outlined an Exploration Target of 10.1-12.0Moz contained gold. OR Royalties owns a 1.08% GR royalty on Glenburgh, which also extends over Mt Egerton.

  Ritz (Torque Metals Limited) – Reported high-grade RC drilling assay results from the HHH deposit at Ritz; notably, 11.0m grading 456.0 g/t Au from 122.0m down hole. OR Royalties owns a 2.0% NSR royalty on Ritz (formerly Paris).

  Woodjam (Vizsla Copper Corp.) – Drilling intersected intervals of strong porphyry-related mineralization at the Deerhorn deposit: 266.0m of 0.97% Cu, 0.06 g/t Au, and 4.29 g/t Ag from 306.0m down hole; including 48.5m of 3.32% Cu, 0.23 g/t Au, and 16.59 g/t Ag from 320.5m down hole. OR Royalties owns a 2.0% NSR royalty on Woodjam.

  Shovelnose (Westhaven Gold Corp. (“Westhaven”)) – Westhaven reported highlight drillhole assay results including 10.0m grading 12.2 g/t Au and 103.0 g/t Ag located below the proposed mine development in the 2025 Shovelnose PEA. OR Royalties owns a 2.0% NSR royalty on Shovelnose.

  Japan Gold Portfolio (Japan Gold Corp. (“JPG”)) – September 23, 2026 announcement regarding the formation of a strategic alliance with Solidcore Resources plc (“Solidcore”), whereby Solidcore has committed to funding $35 million on five initial areas of the JPG portfolio. OR Royalties has agreed to exercise its right to acquire an additional 0.5% royalty on all properties in consideration for $3 million, resulting in the increase of its existing royalty interest from 1.5% to 2.0%.

Jason Attew, President & CEO of OR Royalties, commented: “Our partners showed no signs of slowing down over the past few months, with many positive updates having surfaced across our asset portfolio over the same period. First, congratulations to Cabral on getting Cuiú Cuiú into production, and congratulations to the team at United Gold for being on the cusp of the same incredible achievement at Amulsar; we look forward to the operational ramp-ups at both new mines and the resulting GEOs delivered to OR Royalties.

“Our February 2026 acquisition of the Gold Fields royalty portfolio continues to pay dividends: production at Buenaventura’s San Gabriel mine in Peru continues to ramp up, while some of the royalties acquired on earlier-stage assets in that portfolio, such as Ritz and Woodjam, are benefitting from some extraordinary exploration results. Separately, with additional equity financing recently secured, Benz Mining is accelerating its 450,000m exploration program at Glenburgh, one of the largest exploration programs of its kind in the world.

“Finally, ample positive portfolio catalysts are expected before year-end 2026, including material updates from Canadian Malartic, Mantos Blancos, and Island Gold, amongst others.”

Sources for Technical Information:

Cuiú Cuiú

  Operator website: https://cabralgold.com/cuiu-cuiu-project/ (Asset profile)
  Cabral Gold Inc. press release (2026-09-10) https://cabralgold.com/blog/2026/09/10/cabral-gold-announces-first-gold-pour-at-phase-1-mine-cuiu-cuiu-gold-district-brazil/ (Asset profile)
  Cabral Gold Inc. press release (2026-08-24) https://cabralgold.com/blog/2026/08/24/cabral-gold-announces-closing-of-45-million-private-placement-with-strategic-investor/ (Asset profile)
  Cabral Gold Inc. press release (2026-08-13) https://cabralgold.com/blog/2026/08/13/cabral-gold-receives-operating-license-for-the-cuiu-cuiu-phase-i-gold-mine-construction-of-adr-leach-processing-plant-completed-first-gold-production-anticipated-ahead-of-schedule/ (Asset profile)
  Cabral Gold Inc. Cuiú Cuiú Gold Project NI 43-101 Technical Report (2025-07-29) https://cabralgold.com/wp-content/uploads/2025/12/Cui_-Cui_-Project-NI-43-101-Technical-Report-and-Updated-PFS_FINAL.pdf (Asset profile, Mineral Reserves and Mineral Resources, Production)

Amulsar

  Operator website: https://lydianarmenia.com/en/amulsar/ (Asset profile)
  OR Royalties Inc. 2026 Asset Handbook (2026-05-05) https://orroyalties.com/app/uploads/2026/05/Asset_Handbook_2026_OR-ROYALTIES_FINAL-050726-WEB_lr.pdf (Asset profile, production)

CSA

  Operator website: https://www.harmony.co.za/operations/australia/csa-copper-mine/ (Asset profile)
  Harmony Gold Mining Company Limited press release (2026-08-27) https://www.harmony.co.za/media/announcements/2026/fy26-results-final-dividend-declaration-20260827/ (Asset profile, Financial Year 2027 Production Guidance)
  Harmony Gold Mining Company Limited FY26 RESULTS for the year ended 30 June 2026 (2026-08-27) https://senspdf.jse.co.za/documents/2026/jse/isse/HARE/FY26result.pdf (Asset profile, Mineral Reserves and Mineral Resources)

Dalgaranga

  Operator website: https://www.rameliusresources.com.au/assets/mt-magnet-hub/#dalgaranga (Asset profile)
  Ramelius Resources Ltd. press release (2026-08-25) https://rms.irmau.com/pdf/d8cd4a59-23d6-4bf1-8df0-5f2fb3f839f7/Platform/ListPage/2026-Resources-and-Reserves-Statement.pdf (Asset profile, Mineral Reserves and Mineral Resources)
  Ramelius Resources Ltd. press release (2026-07-29) https://rms.irmau.com/pdf/618b5ee2-7b99-4c33-8bc8-b6b0ff958383/Platform/ListPage/June-2026-Quarterly-Report.pdf (Asset profile)

Bralorne

  Operator website: https://www.taliskerresources.com/projects/bralorne/history/ (Asset profile)
  Talisker Resources Ltd. press release (2026-09-21) https://www.taliskerresources.com/news/news-releases/talisker-announces-preliminary-economic-assessment-15460/ (Asset profile, Mineral Resources, Production and Cost estimates)
  Talisker Resources Ltd. press release (2026-08-24) https://www.taliskerresources.com/news/news-releases/talisker-announces-first-direct-shipment-of-ore-to-15423/ (Asset profile)
  Talisker Resources Ltd. press release (2026-07-17) https://www.taliskerresources.com/news/news-releases/talisker-announces-11-million-equipment-financing-15349/ (Asset profile)

Cariboo

  Operator website: https://www.osiskogold.ca/projects/cariboo-gold/ (Asset profile)
  Osisko Gold Group Inc. press release (2026-09-14) https://www.osiskogold.ca/news/news-releases/osisko-gold-announces-formal-construction-decision-and-development-update-for-the-cariboo-gold-project (Asset profile, Updated capital cost estimate)
  NI 43-101 Technical Report Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada (2025-04-25) https://www.osiskogold.ca/_resources/reports/CGP-2025-FS-Final-Report.pdf

Windfall

  Operator website: https://goldfieldswindfall.com/en/ (Asset profile)
  Gold Fields Ltd. Trading Statement and Operational Performance Update for the Six Months Ended 30 June 2026 (2026-08-11) https://www.profiledata.co.za/JSE_SENS_PDF/history/2026/08/11/SENS_20260811_S525390.pdf (Asset profile)
  Gold Fields Ltd. Unaudited Interim Results for Six Months Ended 30 June 2026 (2026-08-25) https://www.goldfields.com/reports/q2-2026/pdf/booklet.pdf (Asset profile)

Hermosa

  Operator website: https://www.south32hermosa.com/en_us (Asset Profile)
  South32 Ltd. press release (2026-07-07) https://www.south32hermosa.com/en_us/news/u-s-forest-service-issues-final-record-of-decision-for-south32-hermosa (Asset profile)
  South32 Ltd. 2026 Full Year Financial Results (2026-08-27) https://www.south32.net/docs/default-source/exchange-releases/2026-full-year-financial-results-presentation-0xa5b65698de69ed0.pdf?sfvrsn=e6f65cbe_0 (Asset profile)

South Railroad

  Operator website: https://www.equinoxgold.com/growth-projects/south-railroad/ (Asset Profile)
  Equinox Gold Corp. press release (2026-08-17) https://www.equinoxgold.com/news/equinox-gold-receives-positive-record-of-decision-for-south-railroad-significant-permitting-milestone-unlocks-next-north-american-growth-project/ (Asset profile)

San Antonio

  Operator website: https://axometals.com/projects/san-antonio-gold-project (Asset Profile)
  Axo Metals Corp. press release (2026-07-27) https://axometals.com/news/post/axo-metals-secures-major-environmental-permit-approval (Asset profile)

White Pine North

  Operator website: https://www.kinterracapital.com/portfolio/white-pine-copper-llc (Asset Profile)
  Kinterra Copper USA LLC press release (2026-09-21) https://www.prnewswire.com/news-releases/white-pine-copper-announces-positive-pre-feasibility-study-to-revive-one-of-americas-legendary-copper-districts-302884129.html (Asset profile, Mineral Reserves and Mineral Resources, Production and Cost estimates)

Eagle

  Receiver website: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold.html (Asset profile)
  Boroo Pte Ltd. website: https://boroomc.com.sg/ (Mining company profile)
  Yukon Government press release (2026-07-27) https://yukon.ca/en/news/government-yukon-provides-update-sale-process-eagle-gold-mine-0 (Asset profile)

Glenburgh

  Operator website: https://benzmining.com/projects/glenburgh-and-mt-egerton-projects/ (Asset profile)
  Benz Mining Corp. press release (2026-08-30) https://www.newsfilecorp.com/release/312102/Benz-Announces-Closing-of-A150M-Placement (Asset profile)
  Benz Mining Corp. press release (2026-06-24) https://api.investi.com.au/api/announcements/bnz/9bf5f3b9-2d9.pdf (Asset profile, Exploration Target)

Ritz

  Operator website: https://torquemetals.com/project/ritz-gold-project/ (Asset profile)
  Torque Metals Limited press release (2026-08-26) https://api.investi.com.au/api/announcements/tor/f607e29a-62b.pdf (Asset profile)
  Torque Metals Limited press release (2026-07-07) https://api.investi.com.au/api/announcements/tor/e19d1f91-5dd.pdf (Asset profile, Mineral Resources)

Woodjam

  Operator website: https://vizslacopper.com/projects/woodjam-project/ (Asset profile)
  Vizsla Copper Corp. press release (2026-08-26) https://vizslacopper.com/2026/vizsla-copper-drills-48-5-meters-of-3-32-copper-within-266-0-meters-of-0-97-copper-at-the-deerhorn-deposit-woodjam-project/ (Asset profile)

Shovelnose

  Operator website: https://www.westhavengold.com/projects/shovelnose/ (Asset profile)
  Westhaven Gold Corp. press release (2026-08-20) https://www.westhavengold.com/news-media/news-releases/westhaven-extends-high-grade-gold-and-silver-mineralization-below-the-south-zone-deposit-including-1004m-grading-1218-gt-au--103-gt-ag-shovelnose-gold-property-southern-british-columbia (Asset profile)

Japan Gold Portfolio

  Operator website: https://japangold.com/projects/property-portfolio (Asset profiles)
  Japan Gold Corp. press release (2026-09-23) https://japangold.com/news/2026/apanoldnnouncestrategiclliancewitholidcoreesou20260923084002  (Asset profiles)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 200 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275 1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477 2087 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that exploration, development and growth catalysts announced by operators of the properties in which the Company holds an interest will be achieved as planned and in a timely manner, that additional material updates on Canadian Malartic, Mantos Blancos and Island Gold will be provided by the respective operators in a timely manner and that such catalysts and updates will continue to positively impact OR Royalties. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”), risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploration, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious disease outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (g) geopolitical instability; (iii) with respect to internal factors: (a) business opportunities that may or may not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated in such forward-looking statements and such forward-looking statements included in this press release are not a guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.